

November 22, 2013

<u>Via E-mail</u>
Mr. Akhil Johri
Chief Financial Officer
Pall Corporation
25 Harbor Park Drive
Port Washington, NY 11050

> **Re: Pall Corporation**
> **Form 10-K for Fiscal Year Ended July 31, 2013**
> **Filed September 10, 2013**
> **Definitive Proxy on Form 14A**
> **Filed October 30, 2013**
> **Response Letter Dated November 12, 2013**
> **File No. 1-04311**

Dear Mr. Johri:

We have reviewed your filing and your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended July 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results from Continuing Operations, page 20

1.   We note your response to our prior comment number one in your letter dated November 12, 2013. Please provide us with the following additional information:

- Please explain why your proposed disclosure revisions do not address any amount of net periodic pension costs reflected in your inventories.

- We note you have approximately 9,800 employees at July 31, 2013 and presumably the majority of those employees are engaged in your manufacturing operations and represent a large portion of your net periodic pension costs. Please explain why the majority of your net periodic pension costs are reflected in SG&A rather than cost of sales and the determination of gross profit.

- To the extent you are bifurcating the components of net periodic pension costs (e.g. service cost, interest cost, etc.) between financial statement line items, please explain your basis for conclusion.

- To the extent you are bifurcating net periodic pension costs arising from active vs. retired employees and recognizing the costs separately in different financial statement line items, please advise and explain to us your basis for conclusion.

Proxy Statement filed October 30, 2013

Executive Compensation, page 33

Employment Offer Made to Akhil Johri, page 44

2.   With respect to Mr. Johri's equity grants disclosed at the top of page 45, please explain to us what Replacement Option and Replacement RSU are.

Fiscal Year 2013 PICP Targets and Actual Results, page 47

3.   We note that the EPS target under the EIB plan was set at $1.94, upon achievement of which the named executive officers would obtain an annual short term incentive in the amounts reflected on page 43 of the proxy statement. Your disclosure here indicates that for purposes of PICP, the EPS as one of the financial metrics was set at $2.65, $3.15 and $3.30, representing the threshold, target and maximum amounts, respectively. Supplementally please explain to us why this metric was set at different target amounts under what appears to be the same short term incentive plan. In addition, please explain how the achievement of the PICP targets affected the actual amounts of non-equity incentive plan compensation disclosed in the summary compensation table. For example, please tell us how the compensation committee determined Mr. Kingsley's $1.4 million annual bonus amount in light of the $1,211,250 target amount disclosed on page 43 and the 94% overall achievement of PICP targets. To the extent necessary, please revise your

future filings accordingly.

Summary Compensation Table, page 51

4.   In footnote (2) you state that Mr. Platz's $61,189 bonus was paid "in accordance with his assignment." With a view towards future disclosure, please explain to us the terms of Mr. Platz's assignment pursuant to which he received this bonus payment.

Grants of Plan-Based Awards for Fiscal Year 2013, page 53

5.   We note that with respect to Estimated Future Payouts Under Non-Equity Incentive Plan Awards you disclose threshold, target and maximum amounts. With the exception of the target amount disclosed on page 43, we are unable to locate disclosure setting forth the financial metric threshold and maximum targets and the corresponding bonus amounts expressed as a salary percentage. Please advise, or otherwise supplementally provide us with this information for fiscal year 2013 and revise your future filings accordingly.

Closing Comments

You may contact Kevin Stertzel at (202) 551-3723, if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at (202) 551-3754, or Era Anagnosti at (202) 551- 3369 with questions regarding comments on the proxy statement. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief